

TT&T Public Company Limited and its subsidiaries
Report and consolidated interim financial statements
For the three-month and nine-month periods ended
30 September 2009

Ernst & Young



ERNST & YOUNG




09047432



TT&T Public Company Limited and its subsidiaries
Report and consolidated interim financial statements
For the three-month and nine-month periods ended
30 September 2009

ERNST & YOUNG

Ernst & Young Office Limited
33rd Floor, Lake Rajada Office Complex
193/136-137 Rajadapisek Road
Klongtoey, Bangkok 10110
G.P.O.Box 1047, Bangkok 10501, Thailand
Tel: +66 2264 0777
Fax: +66 2264 0789-90
www.ey.com

บริษัท สำนักงาน เอินส์ท แอนด์ ยัง จำกัด
ชั้น 33 อาคารเลครัชดา
193/136-137 ถนนรัชดาภิเษก
คลองเตย กรุงเทพฯ 10110
ตู้ ป.ณ. 1047 กรุงเทพฯ 10501
โทรศัพท์: +66 2264 0777
โทรสาร: +66 2264 0789-90
www.ey.com

Review report of Independent Auditor

To the Shareholders of TT&T Public Company Limited

I have reviewed the accompanying consolidated balance sheet of TT&T Public Company Limited and its subsidiaries as at 30 September 2009, the related consolidated statements of income for the three-month and nine-month periods ended 30 September 2009, and the related consolidated statements of changes in shareholders' equity and cash flows for the nine-month period ended 30 September 2009, and the separate financial statements of TT&T Public Company Limited for the same periods. These financial statements are the responsibility of management of the Company and its subsidiaries as to their correctness and the completeness of the presentation. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the auditing standard applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. I have not performed an audit and, accordingly, I do not express an audit opinion.

(a) As described in Note 1.2 and Note 10 to the financial statements, the Company defaulted on repayment of loans amounting to approximately Baht 5,538 million and default interest payable, as calculating by the Company on the outstanding loans from the due dates up to 30 September 2009, amounting to approximately Baht 364 million. On 28 July 2008, the Security Agent notified that all of the loans and accrued interest were immediately due and payable on the date of the notice, and the Company consequently classified all of the loans as current liabilities. However, the Company has not recorded additional default interest, which can be applied on the whole amount of the loans rather than the scheduled repayments, amounting to approximately Baht 1,090 million as at 30 September 2009. For the three-month and nine-month periods ended 30 September 2009, the Company and its subsidiaries incurred losses from operations amounting to approximately Baht 400 million and Baht 1,700 million respectively, and as at 30 September 2009, the Company and its subsidiaries had



current liabilities approximately Baht 18,730 million in excess of current assets. Due to the such factors, the Company submitted a petition for debt rehabilitation to the Central Bankruptcy Court. On 22 July 2009, the Central Bankruptcy Court appointed P Planner Co., Ltd. as the rehabilitation plan preparer. At the present, the rehabilitation plan preparer is in process of entering to manage and control over the subsidiaries of the Company. The ability of the Company and its subsidiaries to continue their business as going concerns depends upon the success on the rehabilitation plan. However, the accompanying financial statements have been prepared under the going concern basis assuming that the Company and its subsidiaries will be able to continue their business operations as going concerns and their assets will be realised and their liabilities discharged in the ordinary course of business without any compulsory actions. In addition, the above may directly affect the valuation of deferred costs of equipment and other assets, which may have been impaired and the status of liabilities. The impact of such events cannot be assessed at this time.

(b) As described in Note 13.2 to the financial statements, the Company earns income from other value added services, for which some of the sharing rates are still under negotiation and/or being arranged with the concession provider. As described in Note 4 to the financial statements, as at 30 September 2009, the outstanding balance from such transactions was approximately Baht 468 million. The recording of the related revenue recognised to date and its collectability from the concession provider depends on the negotiation of the sharing rates with the concession provider.

(c) As described in Note 16 to the financial statements, the Company has ongoing disputes with the concession provider; whereby claims totaling Baht 38,709 million have been lodged by the concession provider against the Company and claims amounting to Baht 26,332 million have been lodged by the Company against the concession provider, the Company received a ruling from the Thai Arbitration Institute that the Company should receive such amount; and at the present, the dispute is in the process of being considered by the Central Administrative Court. The Company has not recorded these amounts in the accounts.

(d) As described in Note 3 and Note 4 to the financial statements, the Company recorded receipt of the transfer of promissory notes amounting to Baht 707 million from a related company. In addition, the Company recorded receipt of notification of the transfer of rights in the trade receivable between a subsidiary of the Company and the related company amounting to Baht 170 million. The Company notified the concession provider of such settlements for data communication network service fees on behalf of the concession service provider. To date, the Company has not made payment to the concession provider. Moreover, the Company and the subsidiary entered into agreements to change of circuit rental rate, telecommunication network service rate and service conditions in the agreements. However, the Company, through the rehabilitation plan preparer, believed that these agreements to change rates are not fair to the Company, and the Company has therefore continued to recorded data communication network services fees in accordance with the previous agreement. The aforementioned actions were performed when the Company was under the business rehabilitation process, and prior to the Central Bankruptcy Court ordering the appointment of a planner. The rehabilitation plan preparer is in process of having legal advisor considering whether such transactions were legal or not, which cannot be determined at this stage.

Because the uncertainties described in paragraphs (a), (b), (c) and (d) could have a material adverse effect on the consolidated financial statements of TT&T Public Company Limited and its subsidiaries, and the separate financial statements of TT&T Public Company Limited, the impact of which cannot be determined at this stage, I was unable to reach any conclusion as a result of my reviews of the financial statements for the three-month and nine-month periods ended 30 September 2009.

The consolidated financial statements of TT&T Public Company Limited and its subsidiaries, and the separate financial statements of TT&T Public Company Limited for the year ended 31 December 2008 were audited by another auditor who, under her report dated 26 February 2009, was unable to express an opinion on the financial statements referred to above, because of the uncertainties described in the paragraphs (a), (b) and (c). The consolidated and separate balance sheets as at 31 December 2008, as presented herein for comparative purposes, formed an integral part of the financial statements which that auditor audited and reported on.

The consolidated statements of income for the three-month and nine-month periods ended 30 September 2008, and the related consolidated statements of changes in shareholders' equity and cash flows for the nine-month period ended 30 September 2008 of TT&T Public Company Limited and its subsidiaries and the separate financial statements of TT&T Public Company Limited, for the same periods as presented herein for comparative purposes, formed an integral part of the interim financial statements which were reviewed by the aforementioned auditor who reported, under her report dated 4 November 2008, that nothing had come to her attention that caused her to believe that those financial statements were not presented fairly, in all material respects, in accordance with generally accepted accounting principles, but drew attention to the uncertainties relating to the Company's ability to continue as going concerns and the various ongoing issues with the concession provider.



Supachai Phanyawattano
Certified Public Accountant (Thailand) No. 3930

Ernst & Young Office Limited
Bangkok: 24 November 2009

TT&T Public Company Limited and its subsidiaries

Balance sheets

(Unit: Thousand Baht)

	Note	Consolidated financial statements		Separate financial statements	
		30 September 2009	31 December 2008	30 September 2009	31 December 2008
		(Unaudited but reviewed)	(Audited)	(Unaudited but reviewed)	(Audited)
Assets					
Current assets					
Cash and cash equivalents		134,532	252,585	5,789	5,133
Current investments - deposits with financial institutions	2	1,972,078	1,272,664	1,969,731	1,263,987
Trade accounts receivable					
Related parties	3, 4	237,132	141,695	682,170	666,436
Unrelated parties	4	3,296,358	2,429,011	2,692,639	1,918,690
Total trade accounts receivable		3,533,490	2,570,706	3,374,809	2,585,126
Less: Allowance for doubtful accounts	4	(537,061)	(399,245)	(297,821)	(290,011)
Trade accounts receivable - net		2,996,429	2,171,461	3,076,988	2,295,115
Amounts due from related parties	3	251,456	123,408	558,808	156,252
Inventories - net		357,000	311,887	308,771	237,651
Other current assets					
Withholding tax		219,307	330,226	173,297	277,012
Input tax pending payments		187,846	175,057	106,222	63,349
Accrued services income		113,986	115,009	113,986	115,009
Prepaid expenses		83,518	55,544	82,933	51,571
Others		95,486	93,356	35,362	39,567
Total current assets		6,411,638	4,901,197	6,431,887	4,504,646
Non-current assets					
Investments in subsidiaries - net	5	-	-	1,001	51,001
Investments in associate	6	-	56,134	-	9,999
General investments - related party	7	27,480	-	9,999	-
Property, plant and equipment - net	8	5,003,677	5,394,219	4,514,869	4,905,741
Deferred cost of equipment - net	9	20,791,365	22,374,785	20,826,851	22,403,606
Other non-current assets		95,889	76,063	54,544	52,292
Total non-current assets		25,918,411	27,901,201	25,407,264	27,422,639
Total assets		32,330,049	32,802,398	31,839,151	31,927,285

The accompanying notes are an integral part of the financial statements.

TT&T Public Company Limited and its subsidiaries

Balance sheets (continued)

(Unit: Thousand Baht)

	Note	Consolidated financial statements		Separate financial statements	
		30 September 2009	31 December 2008	30 September 2009	31 December 2008
		(Unaudited but reviewed)	(Audited)	(Unaudited but reviewed)	(Audited)
Liabilities and shareholders' equity					
Current liabilities					
Trade accounts and notes payable					
Related parties	3	890,241	1,464,116	1,432,855	1,139,135
Unrelated parties		1,978,555	1,441,024	1,272,579	834,495
Total trade accounts and notes payable		2,868,796	2,905,140	2,705,434	1,973,630
Amounts due to related parties	3	10,451	8,759	159,365	664,407
Loans due upon demand	10	18,742,907	19,083,570	18,742,907	19,083,570
Current portion of finance lease liabilities		46,094	49,533	-	-
Other current liabilities					
Accrued interest expenses	10	1,927,046	1,067,725	1,926,954	1,074,397
Amounts pending payment	4	877,659	-	877,659	-
Deferred services income		231,099	250,567	98,804	94,155
Undue output tax		182,185	159,350	90,464	64,412
Accrued expenses		81,620	261,000	60,917	123,636
Other payable		110,790	66,308	74,270	48,453
Others		63,379	28,586	30,299	21,136
Total current liabilities		25,142,026	23,880,538	24,767,073	23,147,796
Non-current liabilities					
Finance lease liabilities - net of current portion		23,908	57,336	-	-
Total non-current liabilities		23,908	57,336	-	-
Total liabilities		25,165,934	23,937,874	24,767,073	23,147,796

The accompanying notes are an integral part of the financial statements.

TT&T Public Company Limited and its subsidiaries

Balance sheets (continued)

(Unit: Thousand Baht)

	Note	Consolidated financial statements		Separate financial statements	
		30 September 2009	31 December 2008	30 September 2009	31 December 2008
		(Unaudited but reviewed)	(Audited)	(Unaudited but reviewed)	(Audited)
Shareholders' equity					
Share capital					
Registered					
7,000,000,000 ordinary shares of Baht 10 each		70,000,000	70,000,000	70,000,000	70,000,000
Issued and fully paid-up					
3,242,484,261 ordinary shares of Baht 10 each		32,424,843	32,424,843	32,424,843	32,424,843
Premium on ordinary shares		9,360,300	9,360,300	9,360,300	9,360,300
Discount on ordinary shares		(8,881,760)	(8,881,760)	(8,881,760)	(8,881,760)
Retained earnings					
Appropriated - statutory reserve		63,358	63,358	63,358	63,358
Unappropriated (deficit)		(25,802,626)	(24,102,217)	(25,894,663)	(24,187,252)
Total shareholders' equity		7,164,115	8,864,524	7,072,078	8,779,489
Total liabilities and shareholders' equity		32,330,049	32,802,398	31,839,151	31,927,285

The accompanying notes are an integral part of the financial statements.

....

Rehabilitation plan preparer

....

(Unaudited but reviewed)

TT&T Public Company Limited and its subsidiaries

Income statements

For the three-month periods ended 30 September 2009 and 2008

(Unit: Thousand Baht, except basic loss per share expressed in Baht)

	Note	Consolidated financial statements		Separate financial statements	
		2009	2008	2009	2008
Revenues					
Revenues from Telephone Services					
Expansion Joint-Investment Agreement	13	856,401	968,941	856,401	968,941
Revenues from telecommunication services	1.2, 3	332,186	856,991	-	-
Sales and services income		70,325	103,869	1,115	566
Exchange gains		120,684	-	119,370	-
Other income		72,884	57,061	95,603	97,751
Total revenues		1,452,480	1,986,862	1,072,489	1,067,258
Expenses					
Cost of sales and services	1.2, 3	1,156,644	1,606,426	958,344	907,560
Selling and servicing expenses	1.2, 3	1,686	105,537	1,686	4,600
Administrative expenses		375,975	529,875	365,269	490,654
Exchange losses		-	133,429	-	132,953
Management benefit expenses		3,455	8,598	3,455	8,598
Total expenses		1,537,760	2,383,865	1,328,754	1,544,365
Share of income from investments in associate	6	385	6,556	-	-
Loss before finance cost and corporate income tax		(84,895)	(390,447)	(256,265)	(477,107)
Finance cost		(295,690)	(333,871)	(294,672)	(331,950)
Loss before corporate income tax		(380,585)	(724,318)	(550,937)	(809,057)
Corporate income tax		(19,409)	(26,104)	-	-
Net loss for the period		(399,994)	(750,422)	(550,937)	(809,057)
Basic loss per share	14				
Net loss		(0.12)	(0.23)	(0.17)	(0.25)

The accompanying notes are an integral part of the financial statements.

(Unaudited but reviewed)

TT&T Public Company Limited and its subsidiaries

Income statements

For the nine-month periods ended 30 September 2009 and 2008

(Unit: Thousand Baht, except basic loss per share expressed in Baht)

		Consolidated financial statements		Separate financial statements	
	Note	2009	2008	2009	2008
Revenues					
Revenues from Telephone Services					
Expansion Joint-Investment Agreement	13	2,628,093	3,006,189	2,628,093	3,006,189
Revenues from telecommunication services	1.2, 3	1,968,104	2,280,607	-	-
Sales and services income		229,608	292,462	2,809	63,583
Exchange gains		345,344	-	341,545	-
Dividend income from investments in associate	6	-	-	49,900	-
Other income		134,353	216,214	283,588	339,162
Total revenues		5,305,502	5,795,472	3,305,935	3,408,934
Expenses					
Cost of sales and services	1.2, 3	4,466,772	4,721,968	2,823,330	2,742,429
Selling and servicing expenses	1.2, 3	119,238	228,920	7,046	16,585
Administrative expenses		1,516,653	1,582,463	1,297,243	1,445,187
Exchange losses		-	65,686	-	63,484
Management benefit expenses		16,935	25,559	16,935	25,559
Total expenses		6,119,598	6,624,596	4,144,554	4,293,244
Share of income from investments in associate	6	21,246	18,919	-	-
Loss before finance cost and corporate income tax		(792,850)	(810,205)	(838,619)	(884,310)
Finance cost		(870,131)	(978,510)	(868,792)	(972,447)
Loss before corporate income tax		(1,662,981)	(1,788,715)	(1,707,411)	(1,856,757)
Corporate income tax		(37,428)	(27,317)	-	-
Net loss for the period		(1,700,409)	(1,816,032)	(1,707,411)	(1,856,757)
Basic loss per share	14				
Net loss		(0.52)	(0.56)	(0.53)	(0.57)

The accompanying notes are an integral part of the financial statements.

(Unaudited but reviewed)

TT&T Public Company Limited and its subsidiaries

Statements of changes in shareholders' equity

For the nine-month periods ended 30 September 2009 and 2008

(Unit: Thousand Baht)

	Consolidated financial statements					
	Issued and fully			Retained earnings		
	paid-up	Premium on	Discount on		Unappropriated	
	share capital	ordinary shares	ordinary shares	Appropriated	(deficit)	Total
Balance as at 31 December 2007 (Audited)	32,424,843	9,360,300	(8,881,760)	63,358	(21,174,564)	11,792,177
Net loss for the period	-	-	-	-	(1,816,032)	(1,816,032)
Balance as at 30 September 2008	32,424,843	9,360,300	(8,881,760)	63,358	(22,990,596)	9,976,145
Balance as at 31 December 2008 (Audited)	32,424,843	9,360,300	(8,881,760)	63,358	(24,102,217)	8,864,524
Net loss for the period	-	-	-	-	(1,700,409)	(1,700,409)
Balance as at 30 September 2009	32,424,843	9,360,300	(8,881,760)	63,358	(25,802,626)	7,164,115

The accompanying notes are an integral part of the financial statements.

(Unaudited but reviewed)

TT&T Public Company Limited and its subsidiaries

Statements of changes in shareholders' equity (continued)

For the nine-month periods ended 30 September 2009 and 2008

(Unit: Thousand Baht)

	Separate financial statements					
	Issued and fully paid-up share capital	Premium on ordinary shares	Discount on ordinary shares	Retained earnings		Total
				Appropriated	Unappropriated (deficit)	
Balance as at 31 December 2007 (Audited)	32,424,843	9,360,300	(8,881,760)	63,358	(21,272,718)	11,694,023
Net loss for the period	-	-	-	-	(1,856,757)	(1,856,757)
Balance as at 30 September 2008	32,424,843	9,360,300	(8,881,760)	63,358	(23,129,475)	9,837,266
Balance as at 31 December 2008 (Audited)	32,424,843	9,360,300	(8,881,760)	63,358	(24,187,252)	8,779,489
Net loss for the period	-	-	-	-	(1,707,411)	(1,707,411)
Balance as at 30 September 2009	32,424,843	9,360,300	(8,881,760)	63,358	(25,894,663)	7,072,078

The accompanying notes are an integral part of the financial statements.

(Unaudited but reviewed)

TT&T Public Company Limited and its subsidiaries

Cash flow statements

For the nine-month periods ended 30 September 2009 and 2008

(Unit: Thousand Baht)

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
Cash flows from operating activities				
Net loss before corporate income tax	(1,662,981)	(1,788,715)	(1,707,411)	(1,856,757)
Adjustments to reconcile net loss before tax				
to net cash provided by (paid from) operating activities				
Depreciation and amortisation	2,402,246	2,190,659	2,293,806	2,123,082
Allowance for doubtful accounts	131,745	80,782	4,812	15,496
Allowance for impairment loss on investments in subsidiary	-	-	50,000	-
Allowance for impairment loss on equipment	84,686	-	-	-
Reversal of allowance for inventories obsolescences	(496)	(1,412)	(496)	(1,334)
Unrealised exchange (gains) losses	(345,344)	65,493	(341,545)	63,484
Dividend income from investments in associate	-	-	(49,900)	-
Share of income from investments in associate	(21,246)	(18,919)	-	-
Gain on sales of equipment	(1,717)	(11,490)	(1,657)	(5,950)
Interest expenses	870,131	978,510	868,792	972,447
Income from operating activities before changes in				
operating assets and liabilities	1,457,024	1,494,908	1,116,401	1,310,468
Operating assets (increase) decrease				
Trade accounts receivable	(959,711)	(473,228)	(789,683)	(703,738)
Amounts due from related parties	(128,048)	7,379	(402,556)	504
Inventories	(55,468)	(31,460)	(80,085)	22,815
Other current assets	(38,872)	(84,415)	(66,009)	(103,620)
Other non-current assets	(25,990)	(20,777)	(2,252)	(14,916)
Operating liabilities increase (decrease)				
Trade accounts and notes payable	845,972	433,265	901,537	982,824
Amounts due to related parties	1,692	376,305	193,645	(39,781)
Other current liabilities	(96,157)	98,697	(3,152)	134,653
Cash from operating activities	1,000,442	1,800,674	867,846	1,589,209
Refund (cash paid) for withholding tax	73,491	(107,065)	103,715	(89,394)
Net cash from operating activities	1,073,933	1,693,609	971,561	1,499,815

The accompanying notes are an integral part of the financial statements.

(Unaudited but reviewed)

TT&T Public Company Limited and its subsidiaries

Cash flow statements (continued)

For the nine-month periods ended 30 September 2009 and 2008

(Unit: Thousand Baht)

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
Cash flows from investing activities				
Increase in current investments	(699,414)	(782,071)	(705,744)	(778,849)
Dividend income from investments in associate	49,900	-	49,900	-
Acquisition of property, plant and equipment	(372,161)	(414,497)	(183,478)	(303,145)
Proceeds from sales of equipment	2,235	13,349	1,800	1,214
Increase in deferred cost of equipment	(124,312)	(149,369)	(133,383)	(141,722)
Net cash used in investing activities	(1,143,752)	(1,332,588)	(970,905)	(1,222,502)
Cash flows from financing activities				
Interest paid	(11,367)	(285,448)	-	(279,385)
Repayment of finance lease	(36,867)	(16,813)	-	-
Net cash used in financing activities	(48,234)	(302,261)	-	(279,385)
Net increase (decrease) in cash and cash equivalents	(118,053)	58,760	656	(2,072)
Cash and cash equivalents at beginning of period	252,585	155,900	5,133	7,206
Cash and cash equivalents at end of period	134,532	214,660	5,789	5,134

Supplement cash flows information

Non - cash transaction

The matters related to the settlement of outstanding balances between the Company, the subsidiary and the related company as described in Note 3 to the financial statements.

The accompanying notes are an integral part of the financial statements.

TT&T Public Company Limited and its subsidiaries
Notes to consolidated interim financial statements
For the three-month and nine-month periods ended 30 September 2009 and 2008

1. General information

1.1 Corporate information

TT&T Public Company Limited ("the Company"), is a public company incorporated and domiciled in Thailand. The Company is principally engaged in the Joint-Undertaking of and investments in the Expansion Project of Telephone Services with TOT Public Company Limited ("TOT" or "the concession provider") in the Kingdom's provincial areas. The Company's registered address is 252/30 Muang Thai-Phatra Complex Tower 1, Floor 24, Ratchadaphisek Road, Huaykwang, Bangkok.

1.2 Operating results, rehabilitation and fundamental accounting assumptions

The operating revenues (excluding exchange gains) of the Company and its subsidiaries in the third quarter of 2009 are significantly lower than revenues of the same quarter of 2008, as a result of a decline in revenues under the Telephone Services Expansion and Joint-Investment Agreement and, in particular, a decline in telecommunication network services income caused by the amendment of the service agreement with a related company executed in 2009, as described in Note 3 to the financial statements. A consequences of this included changes in the structure of revenue and cost of services of the telecommunication network service and high speed Internet service. As at 30 September 2009, the Company and its subsidiaries had current liabilities approximately Baht 18,730 million in excess of current assets. In addition, the Company had outstanding long term loans totaling Baht 18,743 million, of which Baht 5,538 million are in default of the repayment terms originally scheduled, as described in the Note 10 to the financial statements.

The Company has encountered liquidity problems as a result of mismatches between the Company's cash flows and debt service obligations under the loan agreements. The Company tried to propose a number of adjusted repayment plans on various occasions but could not reach mutual agreement with the creditors. On 27 March 2008, the Security Agent notified the Company of their receipt of an Instructing Creditor Notice dated 25 March 2008 from one of the creditors, demanding enforcement of security on the grounds that the Company had breached agreements. To ensure continuity of the business operations and to serve debt restructuring purposes, including the establishment of new debt service conditions appropriate to the Company's cash flow position, the Company, on 22 April 2008, filed a business rehabilitation petition with the Central

Bankruptcy Court. As a result, the Company had to suspend payments of interest from April 2008, as well as suspending payment of loan principal due in June 2008, December 2008 and June 2009, pursuant to clause 90/12 (9) of the Bankruptcy Act B.E. 2483.

On 7 November 2008, the Central Bankruptcy Court ordered the Company to enter the business rehabilitation process and ordered the Official Receiver to call a creditors' meeting to consider appointing a plan preparer. On 14 January 2009, the Official Receiver announced a resolution of a creditors' meeting that the Company be appointed as plan preparer. The Official Receiver was to subsequently report the resolution of the creditors' meeting to the Central Bankruptcy Court for review and to issue of an appointment of plan preparer order thereafter. However, On 8 April 2009, the Central Bankruptcy Court rejected the Company as the proposed plan preparer, and ordered the Official Receiver to hold a creditors' meeting again within 40 days to select a new rehabilitation plan preparer, to be proposed by the creditors or the debtors, pursuant to clause 90/17 interval 3 of the Bankruptcy Act B.E. 2483 and report to the Court within 3 days from the meeting date. During the time when the plan preparer has not yet been appointed, the Central Bankruptcy Court appointed the current management of the Company as the Interim Executive with power and duties in managing the business and assets of the debtor under the supervision of the Official Receiver, until the plan preparer is appointed. Subsequently, on 22 July 2009, the Central Bankruptcy Court had an order to appoint P Planner Co., Ltd. as a new rehabilitation plan preparer for the Company which is in conformity with the resolution of the creditors' meeting held on 18 May 2009, voted by the majority which is equal to no less than two-third of total liabilities, that P Planner Co., Ltd. is appointed as plan preparer. On 29 September 2009, the Official Receiver published an advertisement of the appointment order in the Government Gazette. The creditors may file claims for settlement of debts under the business rehabilitation within one month after the appointment of the plan preparer is announced, and on 29 October 2009, the creditors filed claims in aggregate amount of Baht 61,134 million, including creditors in the US dollar currency amounting to USD 255 million or the equivalent to Baht 8,993 million (1 US dollar equal to Baht 35.16) and creditors in the Thai Baht currency amounting to Baht 52,141 million. The Official Receiver will then examine the claims and render one of the following orders 1) to dismiss the claim for settlement of debts or, 2) to allow settlement of debt in full amount or, 3) to allow partial settlement of debt. Interested persons may file objections against the Official Receiver's orders with the court within 14 days after the date of acknowledgement of the Official Receiver's order. Moreover, the plan preparer is in the process of entering to manage and control over the subsidiaries of the Company, as described in note 3 to the financial statements.

The plan preparer is then to prepare and submit a rehabilitation plan to the Official Receiver, who will call a creditors' meeting to consider the plan, in accordance with Clause 90/43 of the Bankruptcy Act B.E. 2483, which states that within three months after the appointment of the plan preparer is announced in the Government Gazette, the plan preparer is to submit a plan to the Official Receiver and have sufficient copies sent to all creditors with voting rights and the debtor. The Court may extend the time limit up to two more times, with each extension not to exceed one month. After receiving the plan from the plan preparer, the Official Receiver is to call a meeting of creditors with voting rights as soon as possible, in order to discuss whether to accept the plan or how to revise it. If a majority of the creditors vote not to accept the plan preparer, abstain or do not attend the meeting, the Court may cancel the order granting a business rehabilitation.

Currently, the Company is still complying with the conditions of the loan agreements by submitting the operating expenses budget to the Instructing Group for monthly approval under the Cash Flow Monitoring Procedures.

The management believes that the preparation of financial statements based upon the assumption of continuity of business operations is appropriate. The management believes that the Company will successfully complete the business rehabilitation process and will be successful in its attempt to increase future revenue from telecommunication network service and Internet services, with a focus on marketing strategies. In addition, the Company is concentrating on reducing operating costs and financial restructuring. However, the situation remains uncertain and might impact the Company's future operations and the continuity of such operations. The ultimate outcome of this matter is currently indeterminable. These financial statements have been prepared based on the management's assessment of the situation to date. Nonetheless, actual outcomes may significantly differ from management's current projection. The financial statements have also been prepared on the assumption that the Company and its subsidiaries will continue there operations as going concerns.

1.3 Basis for the preparation of interim financial statements

These interim financial statements are prepared in accordance with Accounting Standards Pronouncement No. 34 (revised 2007) "Interim Financial Reporting", with the Company choosing to present condensed interim financial statements. However, the Company has presented the balance sheets, the statements of income, changes in shareholders' equity and cash flows in the same format as that used for the annual financial statements.

The interim financial statements are intended to provide information additional to that included in the latest annual financial statements. Accordingly, they focus on new activities, events, and circumstances so as not to duplicate information previously reported. These interim financial statements should therefore be read in conjunction with the latest annual financial statements.

The interim financial statements in Thai language are the official statutory financial statements of the Company. The interim financial statements in English language have been translated from the Thai language financial statements.

1.4 Basis of consolidation

These consolidated interim financial statements include the financial statements of the Company and its subsidiaries and have been prepared on the same basis as that applied for the consolidated financial statements for the year ended 31 December 2008, with no structural changes related to subsidiaries occurring during the current period except for the event as described in Note 6 to the financial statements.

1.5 Adoption of new accounting standards

In June 2009, the Federation of Accounting Professions has issued Notification No. 12/2552, regarding the renumbering of Thai Accounting Standards to match the corresponding International Accounting Standards. Therefore the numbers of Thai Accounting Standards as used in these financial statements are corresponded to those per this notification.

The Federation of Accounting Professions has issued Notification No. 86/2551 and 16/2552, mandating the use of new accounting standards, financial reporting standard and accounting treatment guidances as follows.

a) Accounting standards, financial reporting standard and accounting treatment guidance which are effective for the current year

Framework for Preparation and Presentation of Financial Statements (revised 2007)

TAS 36 (revised 2007)	Impairment of Assets
TFRS 5 (revised 2007)	Non-current Assets Held for Sale and Discontinued Operations

Accounting Treatment Guidance for Leasehold right
Accounting Treatment Guidance for Business Combination under Common Control

These accounting standards, financial reporting standard and accounting treatment guidance became effective for the financial statements for fiscal years beginning on or after 1 January 2009. The management has assessed the effect of these standards and believes that TFRS 5 (revised 2007), Accounting Treatment Guidance for Business Combination under Common Control and Accounting Treatment Guidance for leasehold right are not relevant to the business of the Company, while Framework for Preparation and Presentation of Financial Statements (revised 2007) and TAS 36 (revised 2007) will not have any significant impact on the financial statements for the current period.

b) Accounting standards which are not effective for the current year

		Effective date
TAS 20	Accounting for Government Grants and Disclosure of Government Assistance	1 January 2012
TAS 24 (revised 2007)	Related Party Disclosures	1 January 2011
TAS 40	Investment Property	1 January 2011

However, TAS 24 (revised 2007) and TAS 40 allows early adoption by the entity before the effective date.

The management of the Company is still evaluating the effect of these three accounting standards and has not been able to reach a conclusion as to their effect to the financial statements for the year in which they are initially applied.

1.6 Significant accounting policies

The interim financial statements are prepared using the same accounting policies and methods of computation as were used for the financial statements for the year ended 31 December 2008.

2. Current investments - deposits with financial institutions

As at 30 September 2009, the Company had deposits with financial institutions amounting to Baht 1,970 million (31 December 2008: Baht 1,264 million) which have been pledged with creditors as collateral under loan agreements.

3. Related party transactions

During the periods, the Company and its subsidiaries had significant business transactions with related parties. Such transactions, which are summarised below, arose in the ordinary course of business and were concluded on commercial terms and bases agreed upon between the Company and those related parties.

(Unit: Million Baht)

	Consolidated financial statements				
	For the three-month periods ended 30 September		For the nine-month periods ended 30 September		
	2009	2008	2009	2008	Transfer pricing policy
Transactions with associates					
Rental and services income	-	114	305	330	Contract price
Management fee income	-	27	8	81	Contract price
Equipment installation services income	-	-	-	3	Contract price
Other income	-	5	15	16	Contract price
Telecommunication services expense	-	402	904	1,165	Contract price
Revenue sharing payments	-	-	249	-	Contract price
Transactions with related companies					
Rental and services income	319	9	393	28	Contract price
Other income	4	-	4	-	Contract price
Rental and services expenses	16	33	160	97	Contract price
Purchases of equipment	155	13	222	424	Contract price
Interest expenses on delay settlement	2	-	6	-	MLR
Telecommunication services expense	13	-	13	-	Contract price
Revenue sharing payments	338	-	338	-	Contract price

(Unit: Million Baht)

	Separate financial statements				
	For the three-month periods ended 30 September		For the nine-month periods ended 30 September		
	2009	2008	2009	2008	Transfer pricing policy
Transactions with subsidiaries (eliminated from the consolidated financial statements)					
Rental and services income	25	34	136	113	Contract price
Management fee income	5	5	16	16	Contract price
Sales of goods and supplies	-	-	1	-	Cost plus margin 10%
Other income	1	4	7	10	Contract price
Purchases of equipment	23	78	128	157	Contract price
Maintenance services expenses	7	13	29	48	Contract price
Other expenses	26	36	88	96	Actual incurred
Interest expenses	1	-	5	-	Fixed deposit interest rate plus 0.5%
Transactions with associates					
Rental and services income	-	114	257	330	Contract price
Management fee income	-	27	8	81	Contract price
Equipment installation services income	-	-	-	3	Contract price
Other income	-	4	15	16	Contract price

(Unit: Million Baht)

	Separate financial statements				
	For the three-month periods ended 30 September		For the nine-month periods ended 30 September		
	2009	2008	2009	2008	Transfer pricing policy
Transactions with related companies					
Rental and services income	195	-	195	-	Contract price
Other income	4	-	4	-	Contract price
Rental and services expenses	14	-	18	3	Contract price
Purchases of equipment	64	13	131	423	Contract price
Interest expenses on delay settlement	2	-	6	-	MLR

Balances as at 30 September 2009 and 31 December 2008 with related parties were as follows:

(Unit: Million Baht)

	Consolidated financial statements		Separate financial statements	
	30 September 2009	31 December 2008	30 September 2009	31 December 2008
		(Audited)		(Audited)
Trade accounts receivable - related parties				
Subsidiaries				
TT&T Subscriber Services Co., Ltd.	-	-	538	544
Triple T Global Net Co., Ltd.	-	-	137	95
	-	-	675	639
Associates				
Triple T Broadband Plc.(1)	-	60	-	27
Triple T Internet Co., Ltd. (1)	-	7	-	-
	-	67	-	27
Related companies				
Triple T Internet Co., Ltd. (1)	119	-	-	-
Triple T Broadband Plc. (1)	41	-	7	-
Jasmine Internet Co., Ltd.	34	30	-	-
Jasmine Telecom Systems Plc.	18	21	-	-
Acumen Co., Ltd.	9	2	-	-
Smart Highway Co., Ltd.	8	11	-	-
CS Loxinfo Plc.	7	3	-	-
Jastel Network Co., Ltd.	1	1	-	-
Loxley Plc.	-	6	-	-
Others	-	1	-	-
	237	75	7	-
Total trade accounts receivable - related parties	237	142	682	666

(Unit: Million Baht)

	Consolidated financial statements		Separate financial statements	
	30 September 2009	31 December 2008	30 September 2009	31 December 2008
		(Audited)		(Audited)
Amounts due from related parties				
Subsidiaries				
TT&T Subscriber Services Co., Ltd.	-	-	280	26
Triple T Global Net Co., Ltd.	-	-	30	7
	-	-	310	33
Associate				
Triple T Broadband Plc.[(1)]	-	123	-	123
Related companies				
Triple T Broadband Plc.[(1)]	249	-	247	-
Triple T Internet Co., Ltd.[(1)]	1	-	-	-
Jasmine Internet Co., Ltd.	1	-	1	-
Others	1	-	1	-
	252	-	249	-
Total amounts due from related parties	252	123	559	156
Trade accounts and notes payable - related parties				
Subsidiary				
TT&T Subscriber Services Co., Ltd.	-	-	758	645
Associate				
Triple T Broadband Plc.[(1)]	-	881	-	-
Related companies				
Siam Teltech Computer Co., Ltd.	399	232	398	232
Jasmine Telecom Systems Plc.	229	307	229	218
Triple T Internet Co., Ltd.[(1)]	180	-	-	-
Triple T Broadband Plc.[(1)]	29	-	-	-
Acumen Co., Ltd.	29	26	26	26
Smart Highway Co., Ltd.	21	14	20	14
Professional Computer Co., Ltd.	2	3	2	3
Jastel Network Co., Ltd.	1	-	-	-
Loxley Plc.	-	1	-	1
	890	583	675	494
Total trade accounts and notes payable - related parties	890	1,464	1,433	1,139

(Unit: Million Baht)

	Consolidated financial statements		Separate financial statements	
	30 September 2009	31 December 2008	30 September 2009	31 December 2008
		(Audited)		(Audited)
Amounts due to related parties				
Subsidiaries				
TT&T Subscriber Services Co., Ltd.	-	-	149	655
Triple T Global Net Co., Ltd.	-	-	2	-
	-	-	151	655
Related companies				
Premium Assets Co., Ltd.	7	8	7	8
Triple T Broadband Plc. (1)	2	-	1	-
Triple T Internet Co., Ltd. (1)	1	-	-	-
Others	-	1	-	1
	10	9	8	9
Total amounts due to related parties	10	9	159	664

(1) As described in Note 6 to the financial statements, after the increased share capital of Triple T Broadband Plc., Triple T Broadband Plc. and its subsidiary had been changed status from associates to be related companies.

On 19 June 2009, Meeting of the Board of Directors No. 6/2552 of TT&T Subscriber Services Co., Ltd. ("TT&T SS"), a subsidiary, passed resolutions approving at that time TT&T SS to enter into an agreement with Triple T Broadband Plc. ("TTT"), an associate, whereby TTT is to receive the assignment of promissory notes amounting to Baht 707 million issued by the Company (issued to settle debts that arose from TT&T SS making advance payment of operating expenses of the Company in accordance with the resolutions of Meeting No. 3/2552 of the Board of Directors, acting as the Interim Executive of the Company, on 23 February 2009), with TT&T SS to endorse the promissory notes to TTT; and to transfer its rights of claim over outstanding receivables from the Company, amounting to Baht 170 million. These transfers are made in settlement of telecom network services payable to TTT in an equal amount of Baht 877 million.

The Company received promissory notes amounting to Baht 707 million from TTT in settlement of amounts owed by TTT to TOT for data communication network services. The Company was contacted by TTT, who claimed that TOT has filed criminal and civil lawsuits against TTT so that TTT was not able to pay data communication network service fees to TOT, and therefore requested to make payment of data communication network service fees to the Company as the directly contracting party. Previous practice had been that if TOT received payments of data communication network service fees from TTT, TOT was to transfer to the Company the part of the sum received, representing revenue to which the Company is entitled at the rates stipulated under the Telephone Services Expansion and Joint-Investment Agreement. The previous management reported the aforementioned action to meeting No. 7/2552 of the Board of Directors acting as Interim Executive of the Company, on 23 June 2009.

TT&T SS transferred its rights of claim over outstanding amounts of Baht 170 million to TTT and TTT agreed to accept the transfer of these rights and requested the Company to accept payment of the amount payable to TOT, on behalf of TOT, for the reason described above. With respect to payment of outstanding data communication network service fees, TTT issued written notice of intention to offset debt to the Company. These actions were reported by the previous management to meeting No. 8/2552 of the Board of Directors as Interim Executive of the Company, on 1 July 2009.

However, the Company, through the rehabilitation plan preparer, was only notified of the transfer of rights in trade receivables between TT&T SS and TTT on 24 September 2009, after the previous management had submitted a description of the Company's business and assets and handed over the Company's assets, a seal, accounting books and other documentation related to the assets, liabilities, and operations of the Company to the plan preparer, on 29 July 2009.

The aforementioned actions are viewed as settlement of debt by the Interim Executive, performed while the Company was undergoing business rehabilitation, and prior to the Central Bankruptcy Court ordering the appointment of a planner. The Company, acting through the plan preparer, is considering legal action, and the outcome of this is currently unknown. Furthermore, TOT has yet to receive any payment from or to issue any receipts / tax invoices to TTT.

On 11 August 2009, TT&T SS relocated its headquarters from the location of the Company's premises to a separate office, which affects the management of financial transactions since this company has a legal corporate relationship with the Company, as its subsidiary. The Company, acting through the plan preparer, as the major shareholder with 99.99% of shares, never acknowledged this before, and subsequent to the registration of the change of address, the directors of TT&T SS requested the plan preparer to hand over the assets, documents, seal and other items of the subsidiary. The plan preparer never received the transfer of such assets and documents from the Interim Executive since TT&T SS is a separate entity, but on 17 August 2009, Mr. Nitthimon Juengsiri, a newly appointed director, filed a complaint accusing the plan preparer of embezzling TT&T SS's asset. The investigating officer has proposed that legal action not be pursued.

In addition, the Company, acting through the plan preparer, has not yet been able to assume control over examine, and oversee the operations and assets of the subsidiaries, in TT&T SS and Triple T Global Net Co., Ltd., because the boards of directors were appointed by the previous management. On 10 August 2009, Mr. Nitthimon Juengsiri, an outsider, was appointed to the board of directors of the two subsidiaries following the resignation of Mr. Suroj Lamsam, who resigned his directorship with TT&T SS on 2 June 2009 and Miss Saijai Kitsin, who resigned her directorship with Triple T Global Net on 21 April 2009. Subsequently, Mr. Nitthimon Juengsiri, was appointed chairman of the board of directors of both subsidiaries, without prior approval being sought from the Company, who is the major shareholder, in order to take charge of actions in dispute with the

Company. Meanwhile, the plan preparer sold shares of the subsidiaries owned by the Company to the Company's staff with 3 shares of each subsidiary sold to 3 employees, at 1 share per employee at a price of 10 Baht per share. The share transfers were recorded in the share registers of the two subsidiaries.The objective of this share transfer was to entitle the staff to attend the extraordinary Shareholders Meeting held on 26 August 2009 to appoint additional directors. However, this action was objected to by the directors of the subsidiaries, who claimed that the subsidiaries had never appointed their registrars to handle registration of changes to the share register, and on these grounds, the new registered shareholders were denied entry to the extraordinary shareholders meeting. The directors with shareholdings who were part of the former management also absented themselves from the meeting, and as a result the quorum of two attendants required by law was not reached. To date, the Company, acting through the plan preparer, has not yet been able to hold the extraordinary shareholders meetings of the two subsidiaries, even though the Company holds 4,999,993 shares (or 99.99%) of TT&T SS, while only 7 shares are held by directors nominated by the previous management, and 99,993 shares (or 99.99%) of Triple T Global Net Co., Ltd., compared with the 7 shares held by directors nominated by the previous management. Moreover, complaints were filed against the plan preparer at the investigative level, by a party claiming to be a creditor of the Company called, from those who claimed Forward Telecom Services Co., Ltd. alleging that as the rehabilitation planner, the plan preparer was guilty, disposing, transferring or taking other action creating obligations over the debtors' assets, as a result of the sale of the shares of the subsidiaries mentioned above. The investigating officer decided not to proceed with legal action.

Forward Telecom Services Co., Ltd. and R.V. Telecom and Engineering Co., Ltd. issued checks on the same date of 1 June 2009, for respective period to these two companies in settlement for goods amounts of Baht 18,169,966.44 and Baht 961,930.00. These were the same amounts that the previous management previously. The previous management deposited the two checks into the Company's deposit account on 13 July 2009 in order to give these two companies the status of trade creditors of the Company.

The Company, acting through the plan preparer, holds that payment for goods to the two companies was completed on 30 April 2009, and 19 December 2008, respectively, and the accounting transactions that the previous management revised to record trade receivables again were performed for unknown reasons. The Company, acting through the plan preparer, therefore adjusted accounts by transferring the trade creditors to other current liabilities for pending repayments to the two companies, to reflect that payment had been made to the two companies since the transactions were not on normal commercial terms, In the meantime, the plan preparer is investigating the facts.

The Company, acting through the plan preparer, is considering legal proceedings with respect to the previous managements making settlement of debt arising prior to the date of 7 November 2008, when the court ordered the above two companies to enter into business rehabilitation processes.

Significant agreements with related parties

The Company and its subsidiaries entered into purchase and installation of equipment agreements with various related companies. Under the terms of the agreements, the related companies will supply and install the equipment in the system. As at 30 September 2009, the Company and its subsidiaries had payment commitments for equipment under the aforesaid agreements in the amounting to approximately Baht 14 million (the Company only: Baht 7 million).

On 1 October 2008, the Company entered into the Overall Management, Repair and Maintenance Public Telephone Contract and the Coin Telephone Rental Agreement. However, on 28 August 2009, the Company notified to TT&T SS on cancellation of the agreements with effective since 1 October 2009. The Company shall subsequently handle the operation and maintenance of public phone by itself.

On 9 September 2009, TT&T SS cancelled five car rental contracts entered with the Company that comprises of the Rental Contract dated 26 February 1998, 1 November 2006, 6 October 2006, 19 January 2007, and 20 February 2007 with effective since 30 September 2009. In addition, TT&T SS notified cancellation of the car rental contract dated 1 October 2006 for those cars that TT&T SS rent from the Company with effective since 30 September 2009. From cancellation of the contracts, the Company is entering into car rental contracts with a leasing company.

On 1 May 2006, the Company entered into an agreement to provide circuit rental to TTT, for a monthly fee calculated in accordance with the rate and conditions specified in the agreement, which runs until 26 October 2018. On 11 May 2009, Meeting No. 5/2552 of the Board Directors acting as the Interim Executive of the Company passed a resolution approving the amendment of the service charge for circuit rental services stipulated under the agreement made with TTT, to 15 percent of the average monthly telecommunication network services revenue per circuit received by TTT. However, the Company, acting through the rehabilitation plan preparer, believed that the Company's entering into an amendment of the tariff under the Data Communication Service Contract was not fair to the Company because it would result in the Company's invoicing of service fees to TTT of Baht 154 million since the effective date of such agreement, compared with Baht 235 million if the previous tariff of Baht 150/port/month were preserved. The Company, acting through the rehabilitation plan preparer, disagreed with the above action and therefore continued to record the service revenues by using the former tariff structure.

On 21 June 2006, TTT entered into an agreement to provide telecom network services to TT&T SS whereby service fees were to be payable on a monthly basis at the rate and under the conditions specified in the agreement. The agreement is effective until the expiry date of Concession of 26 October 2018. The Board Directors of TT&T SS, by resolution of Meeting No. 5/2552, held on 11 May 2009, approved TT&T SS amending the conditions of the agreement with respect to calculation of the telecom network service fees previously agreed with TTT, such that it would be based upon a revenue sharing scheme, with TT&T SS to receive revenue sharing at 5 percent of the service fees collected from customers, or equivalent to about Baht 29 per port per month. Moreover, an amendment extended the scope of the contract parties to include a subsidiary of TTT (Triple T Internet Co., Ltd.), who is to join with TT&T SS in providing service to customers. Under this agreement, TTT or a subsidiary of TTT is to invest in telecom network services, procurement of routers and is responsible for advertising and public relations. The contract amendments have resulted in a reduction of TT&T SS' revenue from the previous tariff of Baht 590 per port per month to Baht 29 per port per month, in exchange for releasing it from the cost burden that was to be passed on to TTT or its subsidiary. The rationale for this provided by the former management was that it would increase TT&T SS profit per port per month.

On this issue, the Company, acting through the plan preparer, remarks that the aforementioned amendment of agreement will disqualify TT&T SS from being a Telecom Operator and position it as only an agent that hand over duties of providing Telecom Network Service to TTT and its subsidiary (Triple T Internet Co., Ltd.), the contract parties. The Company, acting through the plan preparer, is under consideration on actions to be taken. The result of which is still unknown at this stage.

On 21 April 2008, only one day prior to the filing of the petition for business rehabilitation of the Company on 22 April 2008, the Company entered into the Cooperation to Provide Service Agreement with TTT, whereby TTT was to perform maintenance on the data communication network and other related basic telecommunication equipment, and to support the Company in accordance with the Call Center and Billing Agreement. The substance of this agreement is that the Company must allow staff or representatives of TTT to utilize and control the assets comprising all that the company owns or holds rights over the telecommunication network equipment, the operating areas of the Billing and Call Center system, and to access the Company's customer information under the Customer Care and Billing System (CC&B). The Company has also to grant rights to TTT to print receipts or invoices and to handle customer complaints customers under the Data Communication Service Contract, in full or in part, at related to the discretion of TTT, without collecting

rental, costs, or any other compensation. The agreement continues for force in as long as TTT judges that or it is a fact that the Company is unable to perform maintenance duties for the data communication network. The agreement terminates at the end of the Concession on 26 October 2018 or when TTT accepts that the Company is able to perform maintenance duties for the data communication network and other related basic telecommunication equipment, and is able to perform its duties under the Call Center and Billing Agreement, in a manner that will not cause damage to TTT.

In this matter, the Company, acting through the plan preparer, is considering the action to be taken, and the result of these is still unknown at this stage because cancellation of the mentioned contract is at the sole discretion of Triple T Broadband, the counterparty to the agreement, based on its judgment as to the Company's ability to undertake the duties of maintenance of the data communication network and basic telecommunication equipment in a manner that shall not cause damage to TTT.

Continuous reductions in the number of the Company's employees, from around 4,000 to approximately 2,000 in mid 2009 adversely affected the Company's operations. Subsequently, since the Central Bankruptcy Court ordered the appointment of P Planner Co., Ltd. as rehabilitation planner of the Company on 22 July 2009, the number of hires at the Company has gradually increased, such that there were approximately 2,700 employees by the end of October 2009, which enabling the Company to continue operating normally. However, there were a substantial number of employee resignations and transfers to work with TTT at the end of April 2009, including the resignation of 32 key managers of the provincial service areas, who left the Company to work with TTT. The Company, acting through the previous management, entered into one year temporary employment contracts with the 32 personnel from 30 April 2009 with remuneration paid in the range of Baht 30,000 - 50,000 per person per month. These 32 employees have thus held positions with two companies at the same time. The objective of this was to enable these staffs to exercise rights under the temporary employment contracts to enable their entry into the Company's areas to perform maintenance of the data communication network and the basic telecommunication network equipment. This group of employees ignored orders from the Company, acting through the plan preparer, calling a meeting to announce policy and operating plans during the rehabilitation period and have filed claims with the Department of Labor Protection and Welfare demanding additional welfare, i.e. housing loans, membership of the provident fund, car allowances and fuel allowances, by relying on the provisions of the mentioned temporary employment contracts. This group of employees, of which 29 subsequently remain, simultaneously terminated their temporary employment contracts on 21 October 2009 during negotiations with the Company on labor disputes, thus ending those disputes. Since then, the

Company has encountered instances of employees and representatives of the related company (TTT) destroying lock and intruding into the Company's switching units installed in buildings that the Company built and acquired to has already transferred title to assets to TOT. The company was in return granted sole possessory rights and utilization rights over the land and/or building, inclusive of the telecommunications network in the possession of the Company, which the Company is obliged to protect from any possible damage, loss or theft. The Company has filed complaints with investigating officers and these have given rise to numerous legal cases in various locations throughout the country.

In January and February 2009, Triple T Global Net Co., Ltd., a subsidiary, entered into Memorandums of Understanding with Jasmine Telecom Systems Plc., a related company, to rent up to 4,000 public telephones with telephone booths for a period of 2 years from the date of the rental contract, which can be extended periodically, by up to 10 years on aggregate; and to rent up to 12,000 public telephones for a period of 1 year from the date of the rental contract, which can be extended periodically, by up to 5 years on aggregate. According to the Memorandums, the subsidiary will pay monthly rental at a fixed monthly rate per telephone throughout the rental period. However, on 14 May 2009, each party entered into a new Memorandum of Understanding to terminate the Memorandum of Understanding regarding public phone rental as mentioned above. The termination is effective as at the date of the new Memorandum. In addition, the subsidiary also engaged in coin collection with Jasmine Telecom Systems Plc. where by the subsidiary receives a fixed-rate fee per machine. Such service had not made in contract between each party and was cancelled since July 2009.

On 20 May 2009, TT&T SS entered into an agreement with Triple T internet Co., Ltd. to rent equipment for use in Internet services use for 3 years from the date of the rental contract. The corresponding rental fee is Baht 1.7 million per month.

On 20 May 2009, TT&T SS entered into an agreement with Triple T internet Co., Ltd. to rent Internet data centers and equipment. This agreement is valid for 3 years from the date of the rental contract with the rates and conditions specified in the agreement.

On 4 June 2009, Triple T Global Net Co., Ltd., a subsidiary, entered into an agreement with TTT to provide the fiber optic telecommunication network services. This agreement is valid for 3 years from the date of the rental contract with the rates and conditions specified in the agreement.

4. Trade accounts receivable

The balances of trade accounts receivable as at 30 September 2009 and 31 December 2008, aged on the basis of due dates, are summarised below.

(Unit: Million Baht)

	Consolidated financial statements					
		Past due				
	Not yet due	Up to 3 months	Longer than 3 - 6 months	Longer than 6 - 12 months	Longer than 12 months	Total
As at 30 September 2009						
TOT at agreed rates	476	194	255	406	839	2,170
TOT at rates pending agreement (Note 13.2)	-	-	-	1	467	468
VAT on the assets transferred to TOT	-	-	-	-	7	7
Receivables from Internet service	63	149	83	73	79	447
Trade accounts receivables - others	43	104	40	8	9	204
	582	447	378	488	1,401	3,296
Trade accounts receivables - related parties	83	76	49	12	18	238
	665	523	427	500	1,419	3,534
Less: Allowance for doubtful accounts						(537)
Total trade accounts receivable - net						2,997

(Unit: Million Baht)

	Consolidated financial statements					
		Past due				
	Not yet due	Up to 3 months	Longer than 3 - 6 months	Longer than 6 - 12 months	Longer than 12 months	Total
As at 31 December 2008 (Audited)						
TOT at agreed rates	311	223	197	262	407	1,400
TOT at rates pending agreement (Note 13.2)	-	1	4	6	457	468
VAT on the assets transferred to TOT	-	-	-	-	7	7
Receivables from Internet service	257	128	45	34	31	495
Trade accounts receivables - others	1	35	10	5	8	59
	569	387	256	307	910	2,429
Trade accounts receivables - related parties	72	15	32	23	-	142
	641	402	288	330	910	2,571
Less: Allowance for doubtful accounts						(399)
Total trade accounts receivable - net						2,172

(Unit: Million Baht)

	Separate financial statements					
		Past due				
	Not yet due	Up to 3 months	Longer than 3 - 6 months	Longer than 6 - 12 months	Longer than 12 months	Total
As at 30 September 2009						
TOT at agreed rates	476	194	255	406	839	2,170
TOT at rates pending agreement (Note 13.2)	-	-	-	1	467	468
VAT on the assets transferred to TOT	-	-	-	-	7	7
Trade accounts receivables - others	11	16	11	1	9	48
	487	210	266	408	1,322	2,693
Trade accounts receivables - related parties	38	59	67	126	392	682
	525	269	333	534	1,714	3,375
Less: Allowance for doubtful accounts						(298)
Total trade accounts receivable - net						3,077

(Unit: Million Baht)

	Separate financial statements					
		Past due				
	Not yet due	Up to 3 months	Longer than 3 - 6 months	Longer than 6 - 12 months	Longer than 12 months	Total
As at 31 December 2008 (Audited)						
TOT at agreed rates	311	223	197	262	407	1,400
TOT at rates pending agreement (Note 13.2)	-	1	4	6	457	468
VAT on the assets transferred to TOT	-	-	-	-	7	7
Trade accounts receivables - others	10	11	10	5	8	44
	321	235	211	273	879	1,919
Trade accounts receivables - related parties	61	97	113	229	166	666
	382	332	324	502	1,045	2,585
Less: Allowance for doubtful accounts						(290)
Total trade accounts receivable - net						2,295

As at 30 September 2009, TOT with agreed shared income had included a receivable of Baht 944 million from Triple T Broadband Plc. ("TTT"), a related company. Nevertheless, as described in Note 3 to the financial statements, the Company received the payments from TTT that TTT owed to TOT Plc. ("TOT"). TOT notified the Company to submit such payments to TOT as soon as possible in compliance with the Joint Operate and Joint Investment Agreement; however, the Company did not make the payment to TOT. If the Company makes the payment to TOT, TOT will return the shared revenue to the Company. The Company presented the pending payments to TOT under the caption of "Amounts pending payment" in the balance sheet.

As at 30 September 2009, TOT at rates pending agreement included receivables in respect of other value added services, such as T-Pin, T-SMS and ADSL, amounting to Baht 468 million (31 December 2008: Baht 468 million). The Company has not received its share of income from TOT, and has recorded the income sharing at the rates initially agreed with TOT as described in Note 13.2 to the financial statements. The Company has not made any allowance for doubtful debt for this amount, as per the agreement between the parties, TOT maintains monies in a separately designated and restricted account for settlement with the Company once rates are agreed.

5. Investments in subsidiaries

(Unit: Million Baht)

	Cost		Allowance for impairment loss of investment		Net book value cost method - net	
	30 September 2009	31 December 2008	30 September 2009	31 December 2008	30 September 2009	31 December 2008
		(Audited)		(Audited)		(Audited)
TT&T Subscriber Services Co., Ltd.	50	50	(50)	-	-	50
Triple T Global Net Co., Ltd.	1	1	-	-	1	1
Total investments in subsidiaries	51	51	(50)	-	1	51

The Company recorded loss on impairment of investments in TT&T Subscriber Services Co., Ltd. of Baht 50 million in the separate financial statements, based on consideration of the net realisable value of the investment in the subsidiary compared with investment under the cost method.

6. Investments in associate

(Unit: Million Baht)

Company's name	Consolidated financial statements							
	Cost		Carrying amounts based on equity method		Share of income from investments during the three-month periods ended		Share of income from investments during the nine-month periods ended	
	30 September 2009	31 December 2008	30 September 2009	31 December 2008	30 September 2009	30 September 2008	30 September 2009	30 September 2008
		(Audited)		(Audited)				
Triple T Broadband Plc.	-	10	-	56	-	7	21	19
Total	-	10	-	56	-	7	21	19

(Unit: Million Baht)

Company's name	Separate financial statements					
	Cost		Dividend received for the three-month periods ended		Dividend received for the nine-month periods ended	
	30 September 2009	31 December 2008	30 September 2009	30 September 2008	30 September 2009	30 September 2008
		(Audited)				
Triple T Broadband Plc.	-	10	-	-	50	-
Total	-	10	-	-	50	-

On 13 September 2006, the Company and Acumen Co., Ltd. ("Acumen"), which is a subsidiary of Jasmine International Plc., the major shareholder of the Company, entered into a memorandum of undertaking, which contains a condition whereby Acumen is to provide financial support to Triple T Broadband Plc. ("TTT") during the time that TTT is a subsidiary of Acumen, and that Acumen will allow the shareholders of the Company to purchase the newly-issued shares and/or the existing shares of TTT held by Acumen in order to adjust the shareholding proportion for joint shareholding in TTT on the date of the initial public offering of TTT or three years after the date of the memorandum (if TTT is unable to launch its public offering within such period). In this regard, if the public offering of TTT shares takes place, the purchase price of such shares will be par value (Baht 10) plus a premium of 20% per annum (which is considered will be the return on the investment of Acumen) or the public offering price of the ordinary shares of TTT, whichever is lower. If there is no public offering, the purchase price will be a fair price estimated by an independent financial advisor approved by the Securities and Exchange Commission ("SEC").

The Company had been informed by TTT that TTT had submitted the application requesting for an approval for the offering of its ordinary shares to public to SEC on 21 November 2007. On 19 June 2008, SEC sent the letter to TTT, informed that SEC was unable to extend the period of supporting information submission as TTT requested and also returned the form of filling for the permission for the public offering and the updated registration statements to TTT.

On 16 July 2009, TTT Board of Directors' Meeting No. 5/2552 passed the resolution to call the Extraordinary Meeting of Shareholders No.1/2552 on 27 July 2009. The Company, by P Planner Company Limited in its' capacity of the rehabilitation plan preparer of the Company pursuant to the Central Bankruptcy Court's order on 22 July 2009, who possesses power and duties in managing the business and assets of the debtor in according to the article 90/25 of Bankruptcy Act B.E.2483, had authorised its proxy to attend the mentioned Extraordinary Meeting of Shareholders. However, in light of an inadequate information being obtained and restricted time period for performing careful consideration, the Company, by its proxy, thus voted "disagree" in all proposed matters including (1) To consider and approve the Minutes of the Annual General Meeting of Shareholders of TTT held on 24 April 2009 (2) To consider and approve a decrease of the registered capital of TTT from Baht 1,200 million to Baht 110 million (3) To consider and approve the amendment to Clause 4 of the Memorandum of Association of TTT to be consistent with the decrease in the registered capital (4) To consider and approve an increase in the registered capital of TTT from Baht 110 million to Baht 1,000 million by issuing 890 million of new ordinary shares (5) To consider and approve the amendment to Clause 4 of the Memorandum of Association of TTT to be consistent with the increase in the registered capital and (6) To consider and approve the allocation of ordinary shares of TTT.

On 4 August 2009, Jasmine International Plc. ("JAS"), who owns 99.99% of Acumen, announced additional information regarding the capital increase of TTT to the Stock Exchange of Thailand. Reference was made to JAS's legal advisor's opinion which indicated between the Company and Acumen that the obligations of the contract parties under the Memorandum of Understanding ("MOU") (including the additional amendments) regarding the rights to subscribe to TTT's new issued shares, dated 13 September 2006, had been nullified since 19 June 2008, when SEC notified TTT that it did not have approval to offer its ordinary shares to the public. According to the provisions of the MOU, this event would void the MOU being immediately. However, the Company viewed the MOU as still being valid and effective, in full force and both contracted parties as being committed by all obligations under the MOU, particularly that Acumen is still obliged to distribute shares to the Company and the Company's shareholders pursuant to the provision under the MOU. The three years subscription period from the date of the memorandum has now ended and so the time for Acumen to meet obligation to distribute TTT's share to the Company and the shareholders of the Company in accordance with the conditions of the memorandum is expired with Acumen is unable to comply. As a result, the Company and the shareholders of the Company is entitled to claim compensation. P Planner Co., Ltd., in its capacity as rehabilitation plan preparer of the Company, is in the process of determining an appropriate course of action to protect the rights of the Company and its shareholders, taking into account the benefits of all parties concerned.

The capital increase of TTT on 3 August 2009 resulted in a reduction of TT&T's shareholding in TTT to 1%. Given the change in TTT's investment, the fact that the Company does not have representation on the board of directors and participation in its policy-making process, the Company has ceased to have significant influence over TTT resulting in TTT discontinued to be an associated company. The investment in TTT has thus been transferred from investment in associate to general investment in related company. The Company used the net book value of its investment as the basis for the transfer, applying this as the new cost of investments.

7. General investments - related party

As described in Note 6 to the financial statements. These investments are investments in Triple T Broadband Plc's ordinary shares as follows:

(Unit: Million Baht)

	30 September 2009	
	Consolidated financial statements	Separate financial statements
Triple T Broadband Plc.	27	10
	27	10

8. Property, plant and equipment

(Unit: Million Baht)

	Consolidated financial statements	Separate financial statements
Net book value as at 31 December 2008 (Audited)	5,394	4,906
Acquisitions during the period - at cost	372	184
Transferred in	10	9
Depreciation for the period	(688)	(584)
Allowance for impairment made during the period	(84)	-
Net book value as at 30 September 2009	5,004	4,515

During the current period, TT&T Subscriber Services Co., Ltd., a subsidiary, set up an allowance for impairment of equipment amounting to Baht 84 million because the subsidiary anticipated that the equipment will not generate future benefit. As a result of cancellation of the agreements between the Company and the subsidiary as described in Note 3 to the financial statements, the subsidiary had unused cars with net book values amounting to approximately Baht 39.4 million. The management of subsidiary believes that the fair value of the unused cars is higher than their net book values.

9. Deferred cost of equipment

(Unit: Million Baht)

	Consolidated financial statements	Separate financial statements
Net book value as at 31 December 2008 (Audited)	22,375	22,404
Acquisitions during the period - at cost	124	133
Amortisation for the period	(1,708)	(1,710)
Net book value as at 30 September 2009	20,791	20,827

10. Loans due upon demand

The movement of loans due upon demand for the nine-month period ended 30 September 2009 is summarised as below.

	(Unit: Million Baht)
	Consolidated/ Separate financial statements
Balance as at 31 December 2008 (Audited)	19,084
Less: Unrealised exchange gains	(341)
Balance as at 30 September 2009	18,743

As at 30 September 2009, the Company's long term loans amounting to Baht 18,743 million, of which Baht 5,538 million has not been paid in accordance with the original loan repayment schedule. Default interest of Baht 364 million has been accrued in respect of the period during which loan repayments have not been made. Settlement of any creditors and debt payment, except payments made in the normal course of business, are prohibited under Section 90/12 of the Bankruptcy Act B.E. 2483 whilst the Company is in the rehabilitation process.

On 27 March 2008, the Security Agent sent a notice to the Company notifying it that the Security Agent had received from one creditor, on 25 March 2008, an Instructing Creditor Notice to enforce security by asserting that the Company was in breach of loan agreements. On 28 July 2008, the Security Agent, acting on the instructions of the Instructing Creditor, sent notices to the Company notifying it that all of the loans (together with all accrued interest) were immediately due and payable on the date of the notice. The notice rendered all loans in default from that date, and the default interest rate can be applied on the whole amount of the loans rather than the scheduled repayments not made. The Company has not provided for additional default interest of Baht 1,090 million on the grounds that it disputes whether the Company has breached agreements which derive from a prior restructuring under rehabilitation. These loans are classified under "Loans due upon demand" in the balance sheet.

11. Warrants

11.1 Warrants offered to the directors and/or employees of the Company and its subsidiaries (ESOP)

During the current period, there was no warrants exercised to purchase new ordinary shares.

As at 30 September 2009, the Company had 82 million warrants remaining unexercised, which comprised 60 million warrants of warrant 2549/1 and 22 million warrants of warrant 2549/2.

11.2 Warrants offered to the specific creditors under the rehabilitation plan

The first portion of Tranche C Warrants ("TCW1") and the second portion of Tranche C Warrants ("TCW2") expired on 30 December 2008 and 30 March 2009, respectively. As a result, the unexercised warrant of 200 million units had expired since the above mentioned expiry dates.

12. Financial information by segment

The Company and its subsidiaries' business operations involve the provision of fixed line telephone service and value added services, telecommunications services and others. These operations are mainly carried on Thailand. Below is the consolidated financial information for the three-month and nine-month periods ended 30 September 2009 and 2008 of the Company and its subsidiaries by segment.

(Unit: Million Baht)

	For the three-month periods ended 30 September									
	Fixed line telephone service and value added services		Telecommunication services		Other segments		Eliminated of inter-segment revenue		Consolidation	
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Revenues from sales and services										
Revenues from external customers	857	969	332	857	70	104	-	-	1,259	1,930
Inter-segment revenues	-	-	-	-	69	124	(69)	(124)	-	-
Total revenues	857	969	332	857	139	228	(69)	(124)	1,259	1,930
Segment income (loss)	(100)	63	174	231	28	29			102	323
Unallocated income and expenses:										
Exchange gains (losses)									121	(133)
Other income									73	57
Selling and servicing expenses									(2)	(105)
Administrative expenses									(376)	(530)
Management benefit expenses									(3)	(9)
Share of income from investments in associate									-	7
Finance cost									(296)	(334)
Corporate income tax									(19)	(26)
Net loss for the period									(400)	(750)

(Unit: Million Baht)

	For the nine-month periods ended 30 September									
	Fixed line telephone service and value added services		Telecommunication services		Other segments		Eliminated of inter-segment revenue		Consolidation	
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Revenues from sales and services										
Revenues from external customers	2,628	3,006	1,968	2,281	230	292	-	-	4,826	5,579
Inter-segment revenues	-	-	-	-	266	313	(266)	(313)	-	-
Total revenues	2,628	3,006	1,968	2,281	496	605	(266)	(313)	4,826	5,579
Segment income (loss)	(190)	323	411	502	138	32			359	857
Unallocated income and expenses:										
Exchange gains (losses)									345	(66)
Other income									135	216
Selling and servicing expenses									(119)	(229)
Administrative expenses									(1,517)	(1,582)
Management benefit expenses									(17)	(26)
Share of income from investments in associate									21	19
Finance cost									(870)	(978)
Corporate income tax									(37)	(27)
Net loss for the period									(1,700)	(1,816)

Transfer prices between business segments are set out as described in Note 3 to the financial statements.

13. International long-distance telephone income from neighbouring countries and other value added service income

13.1 International long-distance telephone income from the neighbouring countries

In accordance with the TOT income computation, income from long-distance telephone services provided to neighbouring countries was computed based on the difference between the number of calls from and to the neighbouring countries through the TOT Gateway. It is the Company's policy to recognise revenue from international long-distance calls from and to neighbouring countries only when such revenue can be reliably estimated.

13.2 Other value added service income

The Company earns income from other value added services, such as T-Pin, T-SMS and ADSL, etc, for which the rates of income sharing are pending agreement, and under negotiation, with TOT. Therefore, the Company has recorded the income sharing at the same rates applied to the value added services or at the rate initially agreed with TOT as described in Note 4 to the financial statements.

14. Basic loss per share

Basic loss per share is calculated by dividing the net loss for the period by the weighted average number of ordinary shares in issue during the period.

No calculation diluted loss per share for the three-month and the nine-month periods ended 30 September 2009 and 2008 since the exercise price to purchase ordinary shares are higher than the average market price for the period.

15. Commitment and contingent liabilities with unrelated parties

15.1 The Company and its subsidiaries have entered into agreements with various companies, both local and overseas, for the purchase and installation of equipment, to providing telephone services. As at 30 September 2009, the Company and its subsidiaries had payment commitments amounting to Baht 94 million (the Company only: Baht 80 million) in respect of the equipment under the foresaid agreements.

15.2 TT&T Subscriber Services Co., Ltd., a subsidiary, has entered into car rental agreements. The agreements are valid for 4 years. As at 30 September 2009, the subsidiary had payment commitments as follows:

	Million Baht
Payable within:	
1 year	13
1 to 4 years	14

15.3 The National Telecommunications Commission (NTC) granted licenses to the subsidiaries as follows:

Company	Type of license	Authorised service	Periods
TT&T Subscriber Services Co., Ltd.	Type I	Internet service	18 August 2009 - 17 August 2014
	Type I	International calling card service	9 August 2009 - 8 August 2014
	Type I	Public telephone service	10 July 2009 - 9 July 2014
Triple T Global Net Co., Ltd.	Type I	Internet service	15 September 2008 - 14 September 2014
	Type I	International calling card service and public telephone service	24 October 2008 - 23 October 2009
	Type II	International Internet gateway service and Internet network	10 January 2007 - 9 January 2012
	Type II	Telecommunication service	7 December 2007 - 6 December 2022
	Type III	Telecommunication service	22 November 2007 - 21 November 2027

The subsidiaries have an obligation to pay license fee and comply with certain conditions as stated in the licenses.

15.4 The Company entered into agreements hiring three persons to fill executive positions, on 8 August 2008 and 19 January 2009. These agreements contain conditions that place obligations on the Company, such that when the executives leave employment with the Company, whether by voluntary resignation or through termination, the Company may pay compensation totaling Baht 66.4 million. One of the executives is to receive compensation in an amount equal to the latest salary he receives in the month notice of termination is given multiplied by the number of working months remaining until his retirement date (at the date of the agreement this was equal to 138 months), and, as a benefit, a Mercedes Benz S 350 is to be provided as a car with the position. The other 2 executives are to receive compensation in an amount equal to the latest salary they receive in the month notice of termination is given multiplied by 60 months and 36 months, respectively. It appears that the Company has never previously entered into contracts granting this type of entitlement. The contracts were made with directors nominated by the major shareholder, with whom all three directors were previously employed. No approval of these agreements by the Remuneration Committee has been noted. In addition, the conditions do not appear to have been presented to the Audit Committee or the Board of Directors for consideration or acknowledgement, even though they fall under the definition of related transactions of material value. Under the regulations of the Stock Exchange of Thailand such transactions are those with a value of between 0.03% and 3% of a company's net tangible assets, or Baht 2 to 227 million, and approval must be sought for them from the Board of Directors.

16. Disputes between the Company and its subsidiary and TOT

16.1 Change in status of TOT

The Company filed a lawsuit against TOT requesting the Central Administrative Court to order TOT to act in compliance with Clause 37 of the Joint Undertaking Agreement, which states that "In case of any change in the status of TOT, all powers and authority held by TOT, including the power to stipulate the maintenance standards, shall not be transferred to any private agency to the extent that the private agency would have the power to supervise and control the Company. In such event, all of the powers and authority held by TOT shall be vested in the Ministry of Transport and Communications". The Central Administrative Court accepted the Company's case for consideration on 5 August 2003. On 10 May 2005, the Central Administrative Court judged in favour of the Company and TOT appealed against this decision. On 25 February 2009, the Supreme Administrative Court affirmed the judgment of the Central Administrative Court that TOT is to desist from exercising authority in those areas where oversight of telecommunications business operations are under the authority of held by TOT which involved the National Telecommunications Commission ("NTC") were stopped.

16.2 Reimbursement from TOT in bringing and/or allowing other persons to bring "Value added services under the Joint Operate and Joint Investment Agreement" on to the Company's basic telephone network

On 8 April 2005, the Company submitted an arbitration claim with the Thai Arbitration Institute, the Alternative Dispute Resolution Office, the Office of the Judiciary, in order to claim against TOT for the reimbursement in bringing and/or allowing other persons to bring value added services on to the Company's basic telephone network, according to the Joint Operate and Joint Investment Agreement between TOT and the Company.

On 4 April 2008, the Company received a ruling from the Thai Arbitration Institute, the Alternative Dispute Resolution Office, the Office of the Judiciary, dated 30 September 2008, stating that the Arbitrator panel ordered TOT to pay remuneration amounting to Baht 23,778 million, including interest, to the Company for utilising the value added services through the Company's network, pursuant to the Joint Operate and Joint Investment Agreement between TOT and the Company, up to date the award was rendered. In addition, TOT is to pay remuneration for such utilisation to the Company, from 1 April 2005 until the end of the Joint Operate and Joint Investment Agreement. On 7 May 2008, the Company filed a petition with the Civil Court requesting the Court order to enforce TOT to comply with the judgment of the Thai Arbitration Institute. However, on 22 August 2008 TOT filed an objection the Company's petition requesting for the Enforcement of the Arbitration Awards. The Civil Court informed the Company and TOT that this case was being forwarded to the secretary of the Office of the

Administrative Court. On 30 January 2009, the Civil Court informed TOT and the Company that both the Central Administrative Court and the Civil Court had the same opinion that the Joint Operate and Joint Investment Agreement is an administrative contract. Therefore, this case was in the jurisdiction of the Central Administrative Court, in this reason the case was transferred to the Central Administrative Court.

On 1 July 2008, TOT filed a petition with the Central Administrative Court seeking to overturn of the judgment of Thai Arbitration Institute, and the Company submitted objections to the petition of TOT to the Central Administrative Court on 15 December 2008. On 16 October 2009, the Company submitted a counterclaim against the objection to the Central Administrative Court. The Company has not reflected the receipt of any of the awards in these financial statements.

16.3 The reduction of tariff for domestic long-distance telephone service

TOT, True Corporation Plc. (formerly known as Telecom Asia Corporation Plc.) and the Company mutually agreed on a tariff reduction scheme for market testing for domestic long-distance telephone calls, by applying a service fee rate that was lower than the basic rate as stated in the Joint Operate and Joint Investment Agreement. Subsequently, TOT advised the Company that TOT would further extend the use of the flexible service fee rate for market testing, but the Company did not agree to this and therefore, all three contracting parties were obliged to revert to using the tariff rate as stipulated in the Joint Operate and Joint Investment Agreement. However, TOT continued to use the reduced rate even after the extension agreement expired. Under the Joint Operate and Joint Investment Agreement, the Company, which has been authorised by TOT to issue invoices for the service fees, is required to issue invoices at the same rate as TOT. Consequently, the adjustment of the service fee rate under the Joint Operate and Joint Investment Agreement has caused a severe reduction in the Company's share of income, thereby causing significant impact to the Company's financial position and/or the results of its operations under the Joint Operate and Joint Investment Agreement. After discussions with TOT, the Company sent a letter to TOT advising them of the impact. Despite this, TOT continued with the adjustment of the service fee rate. At the same time, TOT denied any breach of agreement and has counterclaimed that the Company should pay for the revenue loss based on the normal rate.

The Company's legal advisor has given the opinion that the Company has charged the telephone service fee at the same rate as that charged by TOT in compliance with the terms of the Joint Operate and Joint Investment Agreement. Therefore, TOT has no right to claim that the Company was in breach of the agreement and is not entitled to claim any related damages.

On 21 October 2005, the Company lodged a petition with the Thai Arbitration Arbitrator, claiming for compensation from TOT for losses suffered as a result of the adjustment of domestic long-distance charges and the a reduction of revenue sharing from international calls from CAT Telecom Plc., amounting to Baht 2,355 million. TOT submitted a statement of dispute and a counterclaim whereby it restated the amount of revenue that the Company has yet to submit at approximately Baht 1,641 million.

On 1 September 2009, the Arbitrator panel rendered a judgment on the dispute in black case number 116/2548 and red case number 74/2552, whereby it ordered TOT to compensate the Company for damages plus interest in the amount of Baht 2,554 million, for TOT's breach of the concession contract. The Company received the ruling from the Thai Arbitration Institute, the Alternative Dispute Resolution Office, the Office of the Judiciary on 4 September 2009, The Company has not reflected the receipt of any of the awards in these financial statements.

On 18 September 2009, TOT sent a letter to the Company, stating that TOT will file a petition with the Central Administrative Court seeking to overturn the judgment of the Thai Arbitration Institute within 90 days from the date when the Office of the Attorney General received a copy of the judgment (9 September 2009).

16.4 Logos on public payphone booths

On 27 September 2005, TOT submitted a case to the Thai Arbitration Institute demanding the Company affix the TOT logo on public telephones and telephone booths, and make payment for all damages resulting from affixing TT&T logos on the payphones and booths, from October 1997 to September 2005, inclusive, totalling Baht 382 million, plus related interest of 7.5% per annum until final payment. The Company considers that the fixing of the Company's logo on the public phone booths was not done primarily for the purpose of business advertising, but was rather for the purpose of maintenance of the assets, as the logo identifies who is responsible for repairing the equipment. Therefore, pending the outcome of this matter, the Company has not made any provision for any claim in the Company's financial statements. On 16 December 2005, the Company filed a defence and a counterclaim with the Thai Arbitration Institute. TOT filed its defence of the Company's counterclaim on 9 February 2006. The Company submitted a statement to the Thai Arbitration Institute requesting it to cease consideration of this dispute. The

Thai Arbitration Institute ordered such cessation pursuant to Section 90/12(4) of the Bankruptcy Act B.E. 2483 until the cause of cessation ends. When consideration can recommence, the parties to the disputer should notify to the Thai Arbitration Institute.

16.5 Equipment transfer

On 10 October 2005, TOT sent a letter to the Company, requesting payment of compensation for loss of benefit and the cost of damages caused by non-transfer of equipment for the additional extension of the network of 122 telephone exchanges, amounting Baht 162 million and non-transfer of the SDH equipment, amounting Baht 3,263 million. Upon receiving this request the Company sent a letter to TOT requesting them to provide the Company with the details of the loss of benefit and the cost of damages for investigation. On 20 December 2005, TOT sent a letter informing the Company only of the method of calculating compensation for loss of benefit, with no mention of the cost of equipment. At present, the Company is in discussion with TOT regarding the form and the procedures for improving property registration by focusing on speedy and accurate action, since after the transfer of ownership of property, the Company has sole right to use, to occupy and to maintain, as well as the sole right to seek interests in the property. The Company is obliged to deliver all received revenue to TOT and in turn TOT is to allot part of this revenue to the Company. In the past, both companies had correctly performed their obligators. The Company believes that on the basis of details provided, the claim by TOT regarding this matter is unjustified and can be defended, and accordingly no provision has been made in respect of this claim in the financial statements.

16.6 Building of DLC System

On 11 January 2006, TOT submitted an arbitration claim against the Company with the Thai Arbitration Institute, the Alternative Dispute Resolution Office, the Office of the Judiciary, with respect to the building of the DLC System and the Company's non-authorised use of telephone numbers in the Samutsakhorn Industrial Estate without approval by TOT. TOT has claimed damages of Baht 39.8 million covering the period from April 2003 to December 2005.

On 19 January 2006, the Company received a copy of TOT's arbitration claim. The Management of the Company considers that, the Company has acted fully within its rights under the terms of the Joint Operate and Joint Investment Agreement between TOT and the Company in accordance with the Joint Operate and Joint Investment Agreement; the Company has delivered all received revenue to TOT. There are therefore no damages to be claimed by TOT and TOT received such revenue sharing, and no provision has been made in respect of this claim in the financial statements. On 2 March 2006, the Company filed a defence of such claim with the Thai Arbitration Institute, and submitted a statement requesting considering this dispute. The Thai

Arbitration Institute ordered that it cease such a cessation pursuant to Section 90/12(4) of the Bankruptcy Act B.E. 2483, until the cause of cessation is resolved. When the consideration can proceed, the parties to the dispute should inform the Thai Arbitration Institute.

16.7 T-Pin, T-SMS, ADSL and T-Card services

TOT submitted for arbitration a dispute concerning its request for the Company to submit revenue sharing of T-Pin, T-SMS and ADSL services during the early stage of operations as well as the additional revenue sharing from T-Card service, together totaling Baht 111 million. On 17 October 2007, the Company, as the objector, prepared and submitted a statement of objection and a counterclaim the amount of Baht 521 million, including interest, seeking to have TOT pay, and submitted a statement requesting that it cease consideration of this dispute. The Thai Arbitration Institute ordered such a cessation pursuant to Section 90/12(4) of the Bankruptcy Act B.E. 2483, until the cause of cessation is resolved. When deliberation is able to proceed, the parties to the dispute should inform the Thai Arbitration Institute.

16.8 Revenues from long-distance telephone service at economic price

Since the first quarter of 2006, the Company has received correspondence from TOT regarding Y-Tel 1234 revenue. The Company and TOT are in the process of providing clarification of or reaching a conclusion on this matter.

16.9 Criminal complaint filed by TOT

TOT filed criminal complaints against the Company with police officers in various areas, alleging that the Company used network equipment that was transferred to TOT for procuring benefit without permission, which constitutes a criminal act.

However, at present, the inquiry official or police and/or public prosecutors have yet to order legal proceeding against the Company in some areas.

16.10 Criminal cases between TOT and the Company

On 6 February 2008, TOT filed a criminal case with Phuket Provincial Court, alleging that the Company and its directors had used network equipment that had been transferred to TOT without permission.

On 21 April 2008, the Company countersued in a criminal case lodged with the Phuket Provincial Court alleging that TOT had made a false statement in filing the above the criminal case against the Company.

On 20 May 2009, according to the Meeting No. 1/2552 of coordinate committee pursuant to section 31 of the Joint Operate and Joint Investment Agreement between TOT and the Company, the committee had reached the conclusion that all pending criminal and civil cases relating to criminal cases shall be terminated. Both parties were required to propose for approval with details and consequences from the cases.

On 9 July 2009, the Company had already withdrawn the criminal case with the Phuket Provincial Court.

At present, the criminal case in which TOT is the plaintiff has been set for the continued reconciliation by the court on 8 February 2010.

16.11 The excess payments of revenue sharing to the Company under the Joint Operate and Joint Investment Agreement

On 22 January 2008, TOT submitted a claim to the Thai Arbitration Institute, seeking the return from the Company of the excess revenue sharing that the Company had received from TOT under the Joint Operate and Joint Investment Agreement, amounting to Baht 700 million, together with interest. The Company believes that the claimed amount is the excise tax that the Company deducted from the revenue sharing with TOT and submitted to the Excise Department, in compliance with a 2003 Cabinet resolution. As the respondent, the Company received a copy of the complaint and submitted a request to the Thai Arbitration Institute for an extension of the time for submission of its response. The Thai Arbitration Institute granted the Company an extension until 9 May 2008. The Company submitted a statement to the Thai Arbitration Institute requesting that it cease consideration of this dispute, and the Thai Arbitration Institute ordered such cessation pursuant to Section 90/12(4) of the Bankruptcy Act B.E. 2483, until the cause of the cessation is resolved. When the consideration of the dispute can proceed, the parties to the dispute should inform the Thai Arbitration Institute.

16.12 TOT filing application to attend creditors' meeting called to select a planner

On 19 December 2008, TOT filed on application to attend the creditors' meeting called to select a plan preparer, on the grounds that the Company owed a principal amount of Baht 28,297 million, and interest of Baht 1,703 million, calculated up to the date of issuing the court order for business reorganization, on a total amount of Baht 30,000 million, which included debts from normal transactions of Baht 352 million (the Official Receiver accepted a figure of Baht 345 million for voting purposes) and included in the liabilities in the financial statements and the remaining amount of Baht 29,648 million (the Official Receiver accepted a figure of Baht 21,590 million for voting purposes) comprised the disputes as disclosed above, other disputes and all disputes that the

Thai Arbitration Institute ceased considering pursuant to Section 90/12(4) of the Bankruptcy Act B.E. 2483.

Notwithstanding, the Official Receiver issued an order to allow TOT to have a voting rights at the creditors' meeting based on indebtedness amounting to Baht 21,935 million. However, certain loan creditors have objected to the appointment of the Company as the plan preparer and a meeting between the Official Receiver and the creditors is scheduled on 12 May 2009 to consider the objection. Later, the creditors requested to withdrew the objection and the court allowed and dismissed the pending case because the Central Bankruptcy Court, on 8 April 2009, issued an order to the Official Receiver to recall the meeting of creditors within 40 days to elect a new plan preparer.

The second creditors' meeting was held on 18 May 2009 in which the Company and the P Planner Co., Ltd. (presented by Avenue Asia) were two candidates for a new plan preparer. The Official Receiver declared that there were two creditors whose voting rights were objected to and continued the meeting to elect a new rehabilitation plan preparer. The meeting was interrupted because a meeting attendee had objected to the declared liability of a creditor. The Official Receiver adjourned the meeting and announced that the next meeting would be held on 2 June 2009.

On 2 June 2009, the Official Receiver announced that those two creditors whose voting rights were previously objected to had the voting rights in the creditors' meeting and announced the creditors' meeting result that the P Planner Co., Ltd. was appointed as the rehabilitation plan preparer for the Company pursuant to section 90/17 of the Bankruptcy Act B.E. 2483. In this regard, the Central Bankruptcy Court ordered that TOT had a voting rights in the creditors' meeting with liabilities amounting to Baht 4,849 million (the latest liability that TOT claimed to Official Receiver is total Baht 30,285 million).

After the court ordered the appointment of plan preparer, creditors may then file claims for settlement of debts. The Company has the right to inspect and dispute claims with which the Company disagrees. The Company continues to dispute the sums claimed by creditors and has a further opportunity to object to these debts at the proof of debt stage of the rehabilitation process. Consequently, it has continued to disclose of these items as contingent liabilities rather than providing for all, or part, of these sums, as liabilities in the financial statements.

On 29 October 2009, TOT filed claims for 63 debts, on the grounds that the Company owed principal of Baht 29,938 million, interest of Baht 7,049 million and VAT of Baht 1,722 million, or a total amount of Baht 38,709 million

16.13 Complaints between a subsidiary and TOT

In 2008, TT&T Subscriber Services Co., Ltd. ("TT&T SS"), a subsidiary, was sued by TOT seeking compensation in the amount of Baht 24 million and alleging that the TT&T SS had illicitly used telephone signal and internet protocol of TOT. The case is under consideration by the Court. The management of TT&T SS is confident that no significant losses will be incurred as a result of the lawsuits and no provision has therefore been made against the contingent liability in the accounts.

17. Reclassification

Certain amounts in the balance sheets as at 31 December 2008 have been reclassified to conform to the current period classification but with no effect to previously reported net loss or shareholders' equity. The reclassifications are as follows:

(Unit: Million Baht)

	Consolidated financial statements		Separate financial statements	
	As reclassified	As previously reported	As reclassified	As previously reported
Cash and cash equivalents	253	1,525	5	1,269
Current investments - deposits with financial institutions	1,273	-	1,264	-
Trade accounts receivable	2,171	2,016	2,295	1,564
Amounts due from related parties	123	194	156	823
Inventories - net	312	405	238	399
Other current assets	769	446	547	269
Property, plant and equipment - net	5,394	5,301	4,906	4,805
Other non-current assets	76	410	52	329
Trade accounts and notes payable	2,905	1,416	1,974	679
Amounts due to related parties	9	954	664	1,349
Other current liabilities	1,833	2,285	1,426	1,971
Non-current liabilities	-	17	-	-

18. Approval of interim financial statements

These interim financial statements were authorised for issue by the rehabilitation plan preparer on 24 November 2009.

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